Exhibit 99.1

YM BIOSCIENCES AND ONCOSCIENCE ACHIEVE CLINICAL MILESTONE

- Results Permit Pediatric Brain Cancer Trial to be Converted into Pivotal Randomized First-Line Therapy Trial -

MISSISSAUGA, Canada - January 25, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA) today announced that it has been advised by its European partner, Oncoscience AG, that the Phase II trial in children with brain cancer (glioma) utilizing the EGF receptor monoclonal antibody (h-R3) as a monotherapy achieved the clinical milestone that permits conversion of the trial into a pivotal trial in this population.

The new study will be a randomized Phase III trial comparing radiation (the standard-of-care) to radiation plus h-R3 as a first-line therapy following surgery. YM has been advised that the trial is expected to enroll 100 patients and is targeted for completion in the second quarter of 2006. Results from the original trial will be formally presented at the "European High-Grade Glioma Meeting" on February 25-26, 2005 in Regensburg, Germany.

"Although the results are preliminary in nature, we have been advised that at least three patients responded to the treatment, allowing the early conversion of the trial into a more significant pivotal trial. This is a welcome and unanticipated result in a patient population for whom no other therapy is available and prognosis is very poor," said David Allan, Chairman of YM BioSciences.

The study is being conducted in Germany by YM’s partner in Europe, Oncoscience AG, and is the first trial of this antibody as a monotherapy and its first trial in children.

"Early termination of the trial for success in this heavily pretreated patient group and the consequent ability to proceed to a first-line therapy study is more than expected. We are looking forward to seeing the entire data set in a few weeks," stated Ferdinand Bach, CEO of Oncoscience AG.

Eighteen children were recruited into the original trial and are available for response evaluation. Patients were treated with the humanized EGFr monoclonal antibody, nimotuzumab (TheraCIM h-R3 in North America and Theraloc in Europe). The patients, for whom the prognosis is extremely poor and the expected survival period short, had brain cancer which had progressed following all other available therapies (surgery, radiation and combination or mono-chemotherapy). Under the protocol, the trial would have been terminated if no patients had responded to the monotherapy. Alternatively, it would have continued as a monotherapy with an additional 29 patients if two of the 18 patients responded and moreover, would have been defined as having achieved a sufficient response if at least three patients responded to the treatment, permitting a follow-on trial with h-R3 as a first-line (post-surgery) therapy, combining the antibody with radiation.

Commenting on these results, Dr. Paul Keane, Director of Medical Affairs at YM said, "Although the results are preliminary in nature, the early termination for success, i.e. exceeding the predefined threshold, thus allowing the initiation of a first-line therapy study in which the combination of antibody with radiation will be compared with radiation alone, is encouraging for the continued development of the drug. The combination of h-R3 with radiation has been shown effective in other trials, and these results are consistent with those obtained with other EGF receptor monoclonal antibodies."

In previous clinical trials in adult glioma, head and neck cancer and nasopharyngeal cancer, TheraCIM h-R3/Theraloc has been shown to significantly improve the therapeutic effects of radiation. A report on one of these trials was published in the Journal of Clinical Oncology (Volume 22, #9, May 1, 2004) and other trials have been described in press releases by YM BioSciences Inc.

A parallel monotherapy trial, also being conducted in Germany in metastatic pancreatic cancer, was initiated at the end of November 2004, has enrolled 14 patients to date and is targeted to complete its first clinical assessment in mid-2005 following the review of the first 30 patients in that trial. Application has been made for a randomized trial in adults with glioma and the trial in children could be supportive of that application.

Theraloc/TheraCIM has been awarded Orphan Drug designation by both the European health regulatory authority - EMEA - and by the FDA in the USA for treatment of glioma.

H-R3 is licensed to YM’s subsidiary, CIMYM, for Europe, North America and the Pacific Rim excluding China, by CIMAB S.A, the commercial arm of the Center for Molecular Immunology in Havana.

YM and Oncoscience AG will host a teleconference on the data presented at the European High-Grade Glioma Meeting immediately following that conference on Monday, February 28, 2005 at 1:00pm EST and may be accessed by calling 416-695-7860 (from Europe) or 1-800-565-5185 (in North America) and utilizing the participant code 261890.

About YM BioSciences

YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial demonstrated a substantial increase in survival in the same indication for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone which demonstrated that tesmilifene significantly enhanced the therapeutic effect of chemotherapy . In addition to tesmilifene, the Company is developing the EGFr humanized monoclonal antibody described above and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. 416-815-0700 x 229	Tel. 905-629-9761 Fax 905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com